

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 6, 2011

Via E-Mail
Ali Balaban
President and CEO
Organic Spice Imports, Inc.
7910 Ivanhoe Avenue #414
La Jolla, CA 92010

Re: **Organic Spice Imports, Inc.**
Registration Statement on Form 10
Filed April 8, 2011
File No. 0-54341

Dear Mr. Balaban:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form 10

General

1. Please note that your registration statement will become effective by operation of law on June 7, 2011. If you choose to withdraw this registration statement prior to its becoming automatically effective, please contact the staff prior to the end of the sixty day period.

Background of the Issuer and Its Predecessor, page 2

2.   You indicate that the reorganization "provided for the spin-off of SGO's importing business to the Issuer." Clarify what assets or operations remained in SGO after the spin-off.

Description of Current Business, page 2

3.   We note your disclosure that two of your directors have agreed to provide the necessary funds for the company to comply with its Exchange Act reporting requirements. Please disclose whether this obligation arose pursuant to a written or oral agreement. If written, please file the agreement. If oral, please file a written description of the agreement. See Regulation S-K Compliance and Disclosure Interpretation 146.04, available at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Acquisition of Opportunities, page 3

4.   In the third paragraph, cite the "exemption" that you would be relying upon.

Reporting Issuer Status, page 4

5.   We note your disclosure that "it is possible that we may be deemed a 'blank check' company." Given that your stated business plan on page 2 is "to seek a joint venture, a merger, or some other business combination," please revise to indicate that you are a blank check company. Otherwise explain on what basis you believe you would not meet the definition of a blank check company.

Risk Factors, page 5

Our shareholders may face significant restriction on the resale . . ., page 9

6.   We note your discussion in this risk factor of risks related to both blue sky laws and your status as a blank check company. Please present the material risks related to your being a blank check company in an independently captioned risk factor.

7.   In addition, please disclose in further detail the ramifications of blank check company status, including the effects of application of Rule 419 on any future registered securities offerings.

Other Offerings, page 13

8.   Expand your disclosure regarding Three Shades for Everybody, Inc. to clarify that it has assets of $15,000 and has earned no revenue from operations.

Securities Issues in a Private Placement, page 16

9.   It appears that Messrs. Balaban and Masters did not receive shares in the reorganization, but instead received their shares through this March 29, 2011 private placement. With a view towards possible disclosure, explain to us how it came about that they acquired these shares, including who represented the Company in conducting that private placement and authorizing the sale of the shares.

Exhibits, page 18

10.   Please file all exhibits required by Item 601 of Regulation S-K. For example and without limitation, file the Chapter 11 plan of reorganization of Spicy Gourmet Organics, Inc. See Item 601(b)(2) of Regulation S-K.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact John P. Lucas, Staff Attorney, at (202) 551-5798 or, in his absence, me at (202) 551-3745 with any other questions.

Sincerely,

/s/ H. Roger Schwall

H. Roger Schwall
Assistant Director